

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

February 26, 2016

<u>Via E-Mail</u>
Lisa Mumford
Chief Financial Officer
Ellington Residential Mortgage REIT
53 Forest Avenue
Old Greenwich, CT 06870

      Re: **Ellington Residential Mortgage REIT**
            Form 10-K for the fiscal year ended December 31, 2014
            Filed March 12, 2015
            File No. 1-35896

Dear Ms. Mumford:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Jennifer Monick

                                    Jennifer Monick
                                    Assistant Chief Accountant
                                    Office of Real Estate and
                                        Commodities